Exhibit 1

November 20, 2024

Dear Ms. Frangou and NMM Board of Directors,

It has been almost one year since my November 28, 2023 13-D filing. I have recently purchased additional units which have increased my ownership percentage to 7.2%. I have decided to issue this update letter in connection with my new 13-D filing.

On September 3, 2021 (the date of my initial 13-D filing), NMM‘s unit price closed at $31.43. NMM’s cumulative per unit earnings have totaled an impressive $44.28 from October 1, 2021, through September 30, 2024. NMM’s current unit price is approximately $52.13, which is $20.70 higher than its September 3, 2021 price -- essentially reflecting only 47% of the aggregate increase in NMM‘s earnings during this period. Furthermore, during this 3-year period, NMM‘s management has distributed twelve 5-cent quarterly dividends totaling 60 cents -- representing a measly 1.35% of total aggregate earnings. If NMM’s unit price just reflected its 3-year aggregate earnings of $44.28 less .60 cents of dividends, it would be trading at approximately $75 per unit.

On the latest conference call of November 5, 2024, Ms. Frangou stated unequivocally (as she routinely does on calls) that she “is pleased with NMM results.” For all of NMM’s other unit holders, there is very little to be pleased about given Ms. Frangou’s reluctance to “share the wealth” with the approximately 83% of units that she doesn’t own. Why not distribute a dollar of earnings to shareholders rather than retaining it at NMM at a value of .47 cents?

In my prior letters, I’ve outlined for Ms. Frangou a roadmap detailing the capital allocation and governance policies that should spur NMM’s unit price to trade closer to Net Asset Value (“NAV”); however, Ms. Frangou continues to largely ignore my value creating suggestions, which I will reiterate at the end of this letter. (I suggest all unit holders, reread my prior letters, since at NMM it is always “Groundhog Day” and nothing really changes).

Although NMM’s management continues to rank abysmally at value creation for shareholders, I do think that Ms. Frangou and her “crew” are very good operators, as evidenced by NMM’s latest 12 months cumulative earnings of $11.79 per unit. Based on these results, Omar Nokta, Head of Shipping research at Jefferies, estimates NMM’s current NAV at $150 per unit (or 293% above its current market price). Fearnleys, another respected shipping focused brokerage firm pegs NMM’s NAV at $147 per unit. Value Investors Edge estimates NAV at $138 per unit.  Therefore, even though I remain “disgruntled” with Ms. Frangou and her intransigence to “change her ways”, I have increased my ownership based on its cheap valuation.

As I stated in my prior filings, I remain highly confident that if Ms. Frangou were to remove all Marshall Island anti-takeover provisions, a sale or privatization of a NMM would be possible at more than double its current market price. I remain aware of major shipping industry participants who have expressed strong interest in specific segments or all of NMM.  I am hopeful that one of the larger shipping industry players steps up with an enticing proposal.

Given the “Groundhog Day” policies of Ms. Frangou, I’ll conclude this letter by reiterating my request that Ms. Frangou and the NMM board take the following actions to unlock the significant undervaluation of NMM units. Taking these steps will not only benefit our 83% stake, but it will also increase Ms. Frangou’s wealth through her 17% ownership stake:

1.	Remove all anti-takeover provisions from NMM‘s Marshall Island charter.

2.	Force Ms. Frangou to merge her privately held ship management entity into NMM (at a reasonable valuation) to eliminate the clear conflict of interest between NMM and this opaque entity.

3.	Hire investment bankers to review offers for the various segments of NMM (dry bulk, container, and tanker) to realize appropriate valuations for the unit holders approximating its estimated $150 NAV in order to focus on substantially narrowing the valuation gap between current unit pricing and estimated NAV.

4.	Additionally, NMM should cease purchasing new ships and instead immediately buyback equity until the unit price reaches a price closer to NAV. After all, why buy ships at 100 cents on the dollar when you can buy them at a fraction of NAV by repurchasing equity at a 66% discount to NAV? In July of 2020, Ms. Frangou had announced a $100 million unit buyback plan. Until 2024 no purchases occurred. Year to date in 2024, NMM has finally re-purchased 377,290 units at a cost of $19.3 million. I urge NMM to accelerate the buyback and spend the entire $100 million authorization and follow it up with another $100 million or more. It is the highest and best use of shareholder funds given the current unit price.

I urge Ms. Frangou to undertake the actions that I have listed above.  On November 14 NMM issued its proxy materials for its December 19 annual meeting.  I urge all unit holders to withhold your votes for the class one Directors, Kunihide Akizawa and Alexander Kalafatides, if you are not “pleased” with NMM’s performance.

Additionally, I encourage unit holders to email NMM‘s Board of Directors or NMM‘s investor relations contact (investors@navios.com) and demand that the actions that I have listed above are undertaken. You can reach me 772-448-3877 or via email at notpleasedwithnmm@gmail.com    Lets rally for substantive actions in 2025 and not experience another year of Groundhog Day!

Sincerely,

Ned Sherwood